UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: February 19, 2015

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated February 19, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: February 19, 2015	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION REPORTS

FOURTH QUARTER AND ANNUAL 2014 RESULTS

Highlights

•

Fourth quarter 2014 total cash flow from vessel operations of $308.2 million, an increase of 25 percent from the same period of the prior year; 2014 total consolidated cash flow from vessel operations of over $1 billion.

•

Fourth quarter 2014 adjusted net income attributable to stockholders of Teekay of $30.7 million, or $0.42 per share (excluding specific items which increased GAAP net loss by $44.3 million, or $0.61 per share). Fiscal year 2014 adjusted net income attributable to stockholders of Teekay of $1.5 million, or $0.02 per share (excluding specific items which increased GAAP net loss by $56.2 million, or $0.78 per share).

•

In December 2014, Teekay Offshore agreed to acquire the Petrojarl Knarr FPSO from Teekay Parent for approximately $1.2 billion; the sale to Teekay Offshore is expected to be completed in the first quarter of 2015, subject to the unit achieving first oil and commencing its charter contract.

•	In December 2014, Teekay Parent completed the sale of the Petrojarl I FPSO to Teekay Offshore, which will commence a new charter contract in Brazil in the first half of 2016.

•	Teekay remains committed to its new dividend policy announced in late-September 2014 following the sale of the Petrojarl Knarr FPSO to Teekay Offshore.

•	Total consolidated liquidity of approximately $1.4 billion as at December 31, 2014.

Hamilton, Bermuda, February 19, 2015 - Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported adjusted net income attributable to stockholders(1) of $30.7 million, or $0.42 per share, for the quarter ended December 31, 2014, compared to adjusted net income attributable to stockholders of $1.1 million, or $0.02 per share, for the same period of the prior year. Adjusted net income attributable to stockholders excludes a number of specific items that had the net effect of increasing GAAP net loss by $44.3 million, or $0.61 per share, for the three months ended December 31, 2014 and increasing GAAP net loss by $72.0 million, or $1.02 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net loss attributable to stockholders of $13.7 million, or $0.19 per share, for the quarter ended December 31, 2014, compared to net loss attributable to stockholders of $70.9 million, or $1.00 per share, for the same period of the prior year. Net revenues(2) for the fourth quarter of 2014 increased to $519.8 million, compared to $461.8 million for the same period of the prior year.

For the year ended December 31, 2014, the Company reported adjusted net income attributable to stockholders(1) of $1.5 million, or $0.02 per share, compared to adjusted net loss attributable to stockholders of $79.9 million, or $1.12 per share, for the same period of the prior year. Adjusted net income attributable to stockholders excludes a number of specific items that had the net effect of increasing GAAP net loss by $56.2 million, or $0.78 per share, for the year ended December 31, 2014 and increasing GAAP net loss by $34.9 million, or $0.51 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net loss attributable to stockholders of $54.8 million, or $0.76 per share, for the year ended December 31, 2014, compared to net loss attributable to stockholders of $114.7 million, or $1.63 per share, for the same period of the prior year. Net revenues(2) for the year ended December 31, 2014 increased to $1,866.1 million, compared to $1,717.9 million for the same period of the prior year.

On January 2, 2015, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended December 31, 2014. The cash dividend was paid on January 30, 2015 to all shareholders of record on January 20, 2015.

(1)

Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

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“Since reporting our third quarter results in November, we have continued to make steady progress on Teekay Parent’s strategic transformation into a pure play general partner,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “In December, Teekay Parent completed the sale of the Petrojarl I, one of our remaining legacy FPSO units, to Teekay Offshore for $57 million. After undergoing upgrades, the Petrojarl I will commence a new charter contract in Brazil in the first half of 2016. Also in December, Teekay Offshore’s Board of Directors approved the previously announced acquisition of the Petrojarl Knarr FPSO from Teekay Parent for a purchase price of approximately $1.2 billion. Depending on the finalization of the commissioning process, we anticipate completing the sale of the Petrojarl Knarr FPSO to Teekay Offshore in the latter half of the first quarter of 2015 following the achievement of first oil and commencement of the unit’s charter contract with BG.”

“Despite the recent headwinds in the global energy markets, Teekay’s fee-based offshore and liquefied gas businesses continue to generate stable and growing cash flows,” Mr. Evensen continued. “In addition, the low oil price environment, combined with improving industry fundamentals, has resulted in a favorable combination of higher spot rates and lower operating costs in our conventional tanker business which has supported stronger cash flow generation. We remain committed to the new Teekay Parent dividend policy that we announced in late-September 2014 which will take effect in the quarter following the sale of the Petrojarl Knarr FPSO to Teekay Offshore at an initial annual level of between $2.20 and $2.30 per share, with future increases linked to growth in the dividend cash flows we receive from our daughter entities. Based on a current backlog of approximately $7 billion of committed growth projects at Teekay Offshore and Teekay LNG, including approximately $2 billion of new projects secured during the fourth quarter of 2014, Teekay Parent remains on-track to achieve strong future dividend growth.”

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Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended December 31, 2014
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	236,253	98,966	73,870	137,594	(26,907)	519,776

Vessel operating expense	(84,294)	(23,694)	(23,708)	(68,637)	—	(200,333)
Time-charter hire expense	(7,618)	—	(13,687)	(31,569)	28,559	(24,315)
Depreciation and amortization	(51,832)	(23,178)	(12,774)	(21,454)	—	(109,238)

CFVO - Consolidated(2)(3)(4)	120,338	74,049	33,761	17,951	1,040	247,139
CFVO - Equity Investments(5)	5,133	50,947	3,198	2,851	(1,040)	61,089
CFVO - Total	125,471	124,996	36,959	20,802	—	308,228

	Three Months Ended December 31, 2013
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	231,481	103,989	39,671	113,748	(27,070)	461,819

Vessel operating expense	(91,250)	(25,164)	(21,922)	(66,795)	—	(205,131)
Time-charter hire expense	(13,670)	—	(1,021)	(36,668)	27,195	(24,164)
Depreciation and amortization	(52,311)	(24,145)	(12,113)	(21,140)	—	(109,709)

CFVO - Consolidated(2)(3)(4)	112,839	74,210	14,374	(16,951)	—	184,472
CFVO - Equity Investments(5)	6,644	52,626	1,245	2,502	—	63,017
CFVO - Total	119,483	126,836	15,619	(14,449)	—	247,489

(1)

Net revenues represent voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains or losses on the sale of vessels, and adjustments for direct financing leases to a cash basis, but includes realized gains and losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to assess the financial performance of shipping companies. Please refer to Appendix C and Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(3)

Excludes CFVO relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

(4)

In addition to CFVO from directly owned vessels, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended December 31, 2014 and 2013, Teekay Parent received dividends and distributions from Teekay LNG, Teekay Offshore and Teekay Tankers totaling $45.3 million and $43.3 million, respectively. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(5)

CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. Please refer to Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production, storage services, floating accommodation and long-haul ocean towage services to the offshore oil industry through its fleet of 33 shuttle tankers (including two charter-in vessels and one vessel currently in lay-up as a candidate for conversion to an offshore unit), seven floating production, storage and offloading (FPSO) units (including two committed FPSO conversion/upgrade units), six floating storage and offtake (FSO) units (excluding one existing shuttle tanker scheduled to commence conversion to an FSO unit following expiry of its current charter contract in 2015), ten long-haul towing and anchor handling vessels (including six vessels Teekay Offshore has agreed to acquire and four newbuildings), three floating accommodation unit newbuildings, one HiLoad Dynamic Positioning (DP) unit and four conventional oil tankers. Teekay Offshore’s interests in these vessels range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities pursuant to the omnibus agreement with Teekay. Teekay Parent currently owns a 27.3 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).

For the fourth quarter of 2014, Teekay Offshore’s quarterly distribution was $0.5384 per common unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $18.1 million for the fourth quarter of 2014, as detailed in Appendix D to this release.

Cash flow from vessel operations from Teekay Offshore increased to $125.5 million in the fourth quarter of 2014, from $119.5 million in the same period of the prior year, primarily due to increased cash flows from an increase in charter rates for the Cidade de Rio das Ostras FPSO unit relating to an indexation of rates and for the Piranema Spirit FPSO unit related to the completion of an on-board produced water treatment plant, the delivery of two BG shuttle tanker newbuildings and commencement of their respective time-charters in November 2013 and January 2014 and the commencement of the Suksan Salamander FSO time-charter in August 2014. These increases were partially offset by the lay-up or sale of three older shuttle tankers since the fourth quarter of 2013 and a decrease in charter rates for two of Teekay Offshore’s conventional tankers.

In January 2015, Teekay Offshore, through its 50/50 joint venture with Odebrecht Oil & Gas S.A (Odebrecht), finalized the contract with Petroleo Brasileiro SA (Petrobras) and its international partners to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract will be serviced by a new FPSO unit converted from Teekay Offshore’s 1995-built shuttle tanker, the Navion Norvegia. The conversion project is currently underway at Sembcorp Marine’s Jurong Shipyard in Singapore and the vessel, once converted, is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract. The FPSO conversion is expected to be completed for a total fully built-up cost of approximately $1 billion.

In December 2014, Teekay Offshore entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the QGEP contract, Teekay Offshore acquired the Petrojarl I FPSO unit from Teekay Parent for $57 million and the unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands for a fully built-up cost of approximately $235 million, including the cost of acquiring the Petrojarl I. The unit is scheduled to commence operations in the first half of 2016 under a five-year fixed-rate charter contract.

In late-December 2014, Petrobras notified Teekay Offshore that the HiLoad DP unit Teekay Offshore anticipated Petrobras would charter had not met certain test criteria required by Petrobras to commence Brazilian offshore operations. Teekay Offshore continues to believe in the application of HiLoad DP technology for safe and economical offshore loading operations and is currently pursuing various alternatives.

In late-October 2014, Teekay Offshore, through its wholly-owned subsidiary ALP Maritime Services B.V. (ALP), agreed to acquire six modern on-the-water long-distance towing and anchor handling vessels for approximately $220 million. The vessels were built between 2006 and 2010 and are all equipped with DP capabilities. Teekay Offshore expects to take delivery of the six vessels during the first half of 2015. Including these vessels and ALP’s four state-of-the-art long-distance towing and anchor handling newbuildings scheduled to deliver in 2016, ALP will become the world’s largest owner and operator of DP towing and anchor handling vessels. All ten vessels will be capable of long-distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (FLNG) units and floating drill rigs.

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Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services, generally under long-term, fixed-rate charter contracts, through its current fleet of 48 LNG carriers (including one LNG regasification unit and 19 newbuildings under construction), 26 LPG/Multigas carriers (including eight newbuildings under construction) and eight conventional tankers. Teekay LNG’s interests in these vessels range from 20 to 100 percent. In addition, Teekay LNG, through its 50/50 LPG joint venture with Exmar NV (Exmar LPG BVBA), charters-in four LPG carriers. Teekay Parent currently owns a 33.5 percent interest in Teekay LNG (including the 2 percent sole general partner interest).

For the fourth quarter of 2014, Teekay LNG increased its common unit quarterly cash distribution by 1.2 percent, to $0.70 per common unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $26.3 million for the fourth quarter of 2014, as detailed in Appendix D to this release.

Teekay LNG’s total cash flow from vessel operations, including cash flows from equity accounted vessels, was $125.0 million in the fourth quarter of 2014, compared to $126.8 million in the same period of the prior year. The decrease was primarily due to the sale of three directly owned 2000- and 2001-built conventional tankers and four older LPG carriers owned by Exmar LPG BVBA in 2013 and 2014, seven days of unscheduled off-hire in 2014 for engine repairs on one LNG carrier, higher crew training expenses in preparation for LNG carrier newbuilding deliveries in 2016 and higher advisory fees related to the termination of the capital leases for three LNG carriers (the RasGas II LNG Carriers) in one of Teekay LNG’s 70 percent-owned subsidiaries. These decreases were partially offset by the acquisitions of the Norgas Napa LPG carrier from I.M. Skaugen (Skaugen) in late-2014 and the second Awilco LNG carrier in late-2013, higher revenues from Exmar LPG BVBA as a result of three newbuilding deliveries in 2014 and an increase in charter rates for two conventional tankers which reverted back to their original higher rates in October 2014.

In early-December 2014, Teekay LNG secured time-charter contracts with a wholly owned subsidiary of Royal Dutch Shell plc (Shell) for five newbuilding LNG carriers. Upon delivery of the vessels between the second half of 2017 into 2018, the vessels will operate as part of Shell’s global LNG fleet under time-charters ranging in duration from six to eight years, plus extension options. In connection with signing the new charters, Teekay LNG exercised its remaining options with Daewoo Shipbuilding & Marine Engineering Co., Ltd., (DSME) of South Korea for the construction of three additional 173,400 cubic meter (cbm) LNG carrier newbuildings for an aggregate fully built-up cost of approximately $630 million. The newbuildings will be constructed with M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are designed to be significantly more fuel-efficient and have lower emission levels than engines currently being utilized in LNG shipping. The contracts with Shell will be serviced by two of Teekay LNG’s three existing MEGI LNG carrier newbuildings, which were previously unchartered, and the three MEGI LNG carrier newbuildings ordered in early-December 2014.

In early-February 2015 Teekay LNG entered into an agreement with DSME for the construction of one additional 173,400 cbm MEGI LNG carrier newbuilding, for a total fully built-up cost of approximately $220 million, with options to order up to four additional vessels. The Partnership intends to secure long-term contract employment for the ordered vessel prior to its scheduled delivery in the fourth quarter of 2018.

In December 2014, Teekay LNG terminated the capital lease on the RasGas II LNG Carriers and refinanced the vessels with a new long-term debt facility at attractive terms. As a result, Teekay LNG reduced its restricted cash balance by $467 million, as Teekay LNG had been required to maintain restricted cash under the capital leases to cover future capital lease payments, and removed a capital lease obligation balance of $473 million. The termination of these capital leases added approximately $95 million to Teekay LNG’s liquidity position and will reduce future interest payments as the new long-term debt facility has a lower interest rate.

In mid-November 2014, Teekay LNG completed the acquisition of a 2003-built 10,200 cbm LPG carrier, the Norgas Napa, from Skaugen for approximately $27 million. Upon delivery, Skaugen bareboat-chartered the vessel back for a period of five-years at a fixed rate plus a profit share component based on actual earnings of the vessel. The acquired vessel is trading in Skaugen’s Norgas pool.

Teekay Tankers Ltd.

Teekay Tankers is an international owner and operator of conventional crude oil and refined product tankers which currently owns a fleet of 33 vessels, including 12 Aframax tankers, 10 Suezmax tankers, seven Long Range 2 (LR2) product tankers,

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three Medium-Range (MR) product tankers and a 50 percent interest in a Very Large Crude Carrier (VLCC). Two of the LR2 vessels and one of the Aframax vessels, which Teekay Tankers agreed to acquire in December 2014, will deliver in the first quarter of 2015. In addition, Teekay Tankers has contracted to charter-in 11 conventional tankers. Of the 44 vessels, nine are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in spot tanker pools. In addition, Teekay Tankers owns a minority interest in Tanker Investments Ltd. (TIL) (OSLO: TIL), which currently owns a fleet of 20 modern tankers, including six Suezmax tankers to be acquired in the first half of 2015. Based on its current ownership of Teekay Tankers Class A common stock and its ownership of 100 percent of the outstanding Class B stock, Teekay Parent currently owns a 25.5 percent economic interest in and has voting control of Teekay Tankers.

For the fourth quarter of 2014, Teekay Tankers declared a dividend of $0.03 per share. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend received by Teekay Parent totaled $0.9 million for the fourth quarter of 2014.

Cash flow from vessel operations from Teekay Tankers increased to $37.0 million in the fourth quarter of 2014, from $15.6 million in the same period of the prior year. The increase is primarily due to stronger average spot tanker rates earned in the fourth quarter of 2014 compared to the same period in the prior year, an increase in fleet size due to the addition of eleven in-chartered vessels during 2014 and higher equity income as a result of commercial and technical management fees earned through Teekay Tankers’ 50 percent interest in the conventional tanker commercial management and technical management operations acquired from Teekay Parent (Teekay Operations) on August 1, 2014 and from the full year of operations of its 50% interest in a VLCC owned in a joint venture.

In December 2014, Teekay Tankers agreed to acquire four LR2 product tankers and one Aframax tanker from third party owners for an aggregate purchase price of approximately $230 million. Teekay Tankers has taken delivery of two of these vessels with the remaining vessels scheduled to deliver in the first quarter of 2015. Upon delivery, the vessels will trade in the Taurus LR2 Pool and Aframax RSA, respectively.

Since October 2014, Teekay Tankers has secured time charter-in contracts for two additional Aframax vessels and one additional LR2 vessel, which increased Teekay Tankers’ total time charter-in fleet to 11 vessels. The 11 charter-in contracts have an average daily rate of $16,700 and initial firm contract periods of 6 to 33 months, with extension options.

Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns four FPSO units (including the Petrojarl Knarr (Knarr) FPSO unit, which Teekay Offshore has agreed to acquire upon commencement of its charter contract) and one VLCC vessel. As at February 19, 2015, Teekay Parent also had six charter-in conventional tankers (including four Aframax tankers owned by Teekay Offshore), two charter-in LNG carriers owned by Teekay LNG, and three charter-in FSOs and two shuttle tankers owned by Teekay Offshore.

For the fourth quarter of 2014, Teekay Parent generated cash flow from vessel operations of $20.8 million, compared to negative cash flow from vessel operations of $14.4 million in the same period of the prior year. The increase in cash flow is primarily due to the Banff FPSO unit recommencing operations under its time-charter contract in July 2014 after being off-hire for repairs following damage from a storm event in late-2011, the re-delivery of several in-chartered tankers over the past year and higher average spot tanker rates.

In June 2014, Teekay Parent took delivery of the Knarr FPSO newbuilding in South Korea and the unit arrived in Norway in mid-September 2014. Following field installation and testing the unit will commence its ten-year charter contract with BG Norge Limited (BG). In December 2014, Teekay Offshore’s Board of Director’s approved the acquisition of the Knarr from Teekay Parent, subject to the unit achieving first oil and commencing its charter contract, which is expected to occur during the first quarter of 2015. Teekay Offshore’s purchase price for the Knarr, which is based on a fully built-up cost of approximately $1.2 billion, is expected to be financed through the assumption of an existing $815 million long-term debt facility and up to $400 million of short-term vendor financing from Teekay Parent.

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Fleet List

The following table summarizes Teekay’s consolidated fleet of 201 vessels as at February 19, 2015, including chartered-in vessels and vessels under construction but excluding vessels managed for third parties:

	Number of Vessels(1)
	Owned Vessels	Chartered-in Vessels	Newbuildings / Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	2	—	2
VLCC Tanker	1	—	—	1
FPSO Units	3	—	1	4

Total Teekay Parent Fleet	4	2	1	7

Teekay Offshore Fleet (5)	53	2	9	64

Teekay LNG Fleet	55	4	27	86

Teekay Tankers Fleet (6)	33	11	—	44

Total Teekay Consolidated Fleet	145	19	37	201

(1)	Ownership interests in these vessels range from 20 percent to 100 percent.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers and three FSO units chartered-in from Teekay Offshore.
(4)	Excludes four Aframax tankers chartered-in from Teekay Offshore.
(5)	Owned Vessels includes six long-distance towing and anchor-handling vessels that Teekay Offshore agreed to acquire in October 2014, which are expected to deliver in the first half of 2015.
(6)	Owned Vessels includes three vessels that Teekay Tankers agreed to acquire in December 2014, which are expected to deliver in the first quarter of 2015.

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Liquidity

As at December 31, 2014, the Company had consolidated liquidity of $1.4 billion (consisting of $806.9 million of cash and cash equivalents and $595.9 million of undrawn revolving credit facilities), of which $466.8 million of liquidity (consisting of $232.3 million cash and cash equivalents and $234.5 million of undrawn revolving credit facilities) is attributable to Teekay Parent.

Conference Call

The Company plans to host a conference call on Thursday, February 19, 2015 at 11:00 a.m. (ET) to discuss its results for the fourth quarter and fiscal year of 2014. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 499-4035 or (416) 204-9269, if outside North America, and quoting conference ID code 1989563.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, March 5, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 1989563.

About Teekay

Teekay Corporation is a portfolio manager and project developer in the marine midstream space that owns a 2 percent general partner interest, all of the outstanding incentive distributions rights and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and a fleet of directly-owned vessels. The combined Teekay entities manage and operate consolidated assets of approximately $12 billion, comprised of approximately 200 liquefied gas, offshore, and conventional tanker assets (excluding vessels managed for third parties). With offices in 15 countries and approximately 6,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31, 2014 (unaudited)	September 30, 2014 (unaudited)	December 31, 2013 (unaudited)	December 31, 2014 (unaudited)	December 31, 2013 (unaudited)

REVENUES (1)	544,989	490,183	493,546	1,993,920	1,830,085

Voyage expenses	(25,213)	(34,183)	(31,727)	(127,847)	(112,218)
Vessel operating expenses (1)(2)	(200,333)	(206,086)	(205,131)	(809,319)	(806,152)
Time-charter hire expense	(24,315)	(16,898)	(24,164)	(67,219)	(103,646)
Depreciation and amortization	(109,238)	(106,835)	(109,709)	(422,904)	(431,086)
General and administrative (2)	(34,509)	(31,585)	(34,360)	(140,917)	(140,958)
Asset impairments (3)	—	(4,759)	(110,094)	(4,759)	(167,605)
Loan loss recoveries (provision) (4)	—	—	24,794	2,521	(748)
Gain (loss) on sale of vessels and equipment	2,839	1,217	(40)	13,509	1,995
Restructuring charges	(6,766)	(2,665)	(2,617)	(9,826)	(6,921)

Income from vessel operations	147,454	88,389	498	427,159	62,746

Interest expense (2)	(57,334)	(52,206)	(48,382)	(208,529)	(181,396)
Interest income (2)	1,465	2,786	5,129	6,827	9,708
Realized and unrealized (loss) gain on derivative instruments (2)	(103,304)	(5,792)	2,875	(231,675)	18,414
Equity income (5)	25,417	39,932	35,098	128,114	136,538
Income tax (expense) recovery	(1,071)	(3,111)	839	(10,173)	(2,872)
Foreign exchange (loss) gain	(3,126)	19,497	(4,334)	13,431	(13,304)
Other (loss) income - net	(6,998)	(1,671)	1,165	(1,152)	5,646

Net income (loss)	2,503	87,824	(7,112)	124,002	35,480
Less: Net income attributable to non-controlling interests	(16,159)	(85,450)	(63,753)	(178,759)	(150,218)

Net (loss) income attributable to stockholders of Teekay Corporation	(13,656)	2,374	(70,865)	(54,757)	(114,738)

(Loss) income per common share of Teekay
- Basic	($0.19)	$0.03	($1.00)	($0.76)	($1.63)
- Diluted	($0.19)	$0.03	($1.00)	($0.76)	($1.63)
Weighted-average number of common shares outstanding
- Basic	72,498,974	72,393,072	70,781,695	72,066,008	70,457,968
- Diluted	72,498,974	73,736,393	70,781,695	72,066,008	70,457,968

(1)

The costs of business development and engineering studies relating to North Sea FPSO and FSO projects that the Company is pursuing are substantially reimbursable from customers upon completion. As a result, $1.1 million of revenues and $2.0 million of costs were recognized for the three months ended December 31, 2014, $1.1 million of revenues and $4.6 million of costs were recognized for the year ended December 31, 2014, $1.7 million of costs were recognized for the three months ended December 31, 2013, and $20.3 million of revenues and $24.4 million of costs were recognized for the year ended December 31, 2013.

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(2)

Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized losses relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Realized losses relating to:
Interest rate swaps	(33,072)	(32,106)	(30,967)	(125,424)	(122,439)
Termination of interest rate swap agreements	(2,319)	—	—	(1,319)	(35,985)
Foreign currency forward contracts	(2,828)	(434)	(694)	(4,436)	(2,027)

	(38,219)	(32,540)	(31,661)	(131,179)	(160,451)

Unrealized (losses) gains relating to:
Interest rate swaps	(53,111)	31,560	34,142	(86,045)	182,800
Foreign currency forward contracts	(14,154)	(3,897)	394	(16,926)	(3,935)
Stock purchase warrants	2,180	(915)	—	2,475	—

	(65,085)	26,748	34,536	(100,496)	178,865

Total realized and unrealized (losses) gains on non-designated derivative instruments	(103,304)	(5,792)	2,875	(231,675)	18,414

(3)

The Company recognized asset impairments of $4.8 million for the three months ended September 30, 2014 and the year ended December 31, 2014 related to the impairment of one 1990s-built shuttle tanker owned by Teekay Offshore. The impairment was the result of the current contract expiring in December 2014 which at the time was expected to be re-chartered at a lower rate. The Company recognized asset impairments and provisions of $110.1 million and $167.6 million for the three months and year ended December 31, 2013, respectively, related to impairment charges on four conventional tankers sold to TIL in 2014 and six shuttle tankers, including two shuttle tankers which Teekay Offshore owns through a 50 percent-owned consolidated subsidiary and two shuttle tankers which Teekay Offshore owns through a 67 percent-owned subsidiary. The shuttle tanker impairments were the result of the re-contracting of two of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract in September 2013 and a change in expectations for a contract renewal for a shuttle tanker operating in Brazil.

(4)

The Company recovered $2.5 million for the year ended December 31, 2014, related to a receivable for an FPSO FEED study completed in 2013, which was previously provided for. The Company recognized $24.8 million recovery for the three months ended December 31, 2013 related to the reversal of loss provisions relating to investment in term loans and advances to a joint venture partner’s parent entity, partially offset by a FEED study receivable deemed not collectible at the time. The Company recognized $0.7 million provision for the year ended December 31, 2013 related to a FEED study receivable deemed not collectible at the time, partially offset by the reversal of loss provisions relating to investment in term loans and advances to a joint venture partner’s parent entity.

(5)

The Company’s proportionate share of items within equity income as identified in Appendix A of this release, is as detailed in the table below. By excluding these items from equity income, the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments.

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Equity income	25,417	39,932	35,098	128,114	136,538
Proportionate share of unrealized losses (gains) on derivative instruments	2,082	(6,113)	(6,607)	(1,132)	(30,863)
Dilution gain on share issuance by TIL	—	—	—	(4,108)	—
Other(i)	—	(8,117)	—	(16,923)	4,100

Equity income adjusted for items in Appendix A	27,499	25,702	28,491	105,951	109,775

(i)	Includes gains on sale of vessels in Exmar LPG BVBA joint venture during 2014 and restructuring accruals and loan loss provision in Sevan Marine ASA during 2013.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2014 (unaudited)	As at September 30, 2014 (unaudited)	As at December 31 2013 (unaudited)
ASSETS
Cash and cash equivalents	806,904	705,896	614,660
Other current assets	473,872	498,347	622,771
Restricted cash – current	33,653	3,142	4,748
Restricted cash – long-term	85,698	498,537	497,984
Assets held for sale(1)	—	6,758	176,247
Vessels and equipment	6,399,747	6,377,906	6,554,820
Advances on newbuilding contracts and conversion costs	1,706,500	1,496,350	796,324
Derivative assets	14,415	137,411	92,837
Investment in equity accounted investees	873,421	854,669	690,309
Investment in term loans	—	—	211,579
Investment in direct financing leases	704,953	767,934	727,262
Other assets	501,812	481,649	291,723
Intangible assets	94,666	97,886	107,898
Goodwill	168,571	168,571	166,539

Total assets	11,864,212	12,095,056	11,555,701

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	480,049	507,739	565,239
Liabilities associated with assets held for sale(1)	—	—	168,007
Current portion of long-term debt	658,556	736,285	1,028,093
Long-term debt	6,141,492	6,523,719	5,679,706
Derivative liabilities	626,139	562,064	443,569
In-process revenue contracts	173,412	183,299	179,852
Other long-term liabilities	383,089	345,688	271,621
Redeemable non-controlling interest	12,842	17,286	16,564
Equity:
Non-controlling interests	2,290,305	2,117,953	2,071,262
Stockholders of Teekay	1,098,328	1,101,023	1,131,788

Total liabilities and equity	11,864,212	12,095,056	11,555,701

(1)

In connection with the expected sale of a shuttle tanker to Teekay Offshore’s 50/50 joint venture with Odebrecht for conversion to an FPSO unit, which is expected to commence a 12-year contract in early-2017, the vessel and equipment related to the vessel were classified as “Assets held for sale” as at September 30, 2014. In the fourth quarter of 2014, Teekay Offshore sold the shuttle tanker to the joint venture. In connection with the 2014 sale of four conventional tanker owning companies to TIL, the vessels and equipment, long-term debt and working capital related to the four vessel-owning companies were classified as “Assets held for sale” and “Liabilities associated with assets held for sale” as at December 31, 2013.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended December 31
	2014 (unaudited)	2013 (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	446,317	292,584

FINANCING ACTIVITIES
Net proceeds from long-term debt	3,365,045	2,451,828
Scheduled repayments of long-term debt	(1,770,437)	(706,003)
Prepayments of long-term debt	(1,331,469)	(1,017,818)
Decrease in restricted cash	380,953	31,776
Net proceeds from equity issuances of subsidiaries	452,061	446,893
Equity contribution by joint venture partner	27,267	4,934
Distribution from subsidiaries to non-controlling interests	(360,820)	(269,987)
Cash dividends paid	(91,004)	(90,265)
Other	55,165	15,219

Net financing cash flow	726,761	866,577

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(994,931)	(753,755)
Proceeds from sale of vessels and equipment	180,638	47,704
Recovery of (investment in) term loans	4,814	(12,552)
Advances to equity accounted investees	(87,130)	(14,466)
Investment in equity accounted investments	(79,602)	(157,762)
Investment in direct financing lease assets	—	(307,950)
Direct financing lease payments received	22,856	17,289
Investment in CVI Ocean Transportation II Inc.	(25,000)	—
Other	(2,479)	(2,500)

Net investing cash flow	(980,834)	(1,183,992)

Increase (decrease) in cash and cash equivalents	192,244	(24,831)
Cash and cash equivalents, beginning of the year	614,660	639,491

Cash and cash equivalents, end of the year	806,904	614,660

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended December 31, 2014		Year Ended December 31, 2014
	(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)
Net income – GAAP basis	2,503		124,002
Adjust for: Net income attributable to non-controlling interests	(16,159)		(178,759)

Net loss attributable to stockholders of Teekay	(13,656)	(0.19)	(54,757)	(0.76)
Add (subtract) specific items affecting net income:
Unrealized losses from derivative instruments (2)	67,167	0.93	99,364	1.38
Foreign exchange loss (gain) (3)	342	—	(17,384)	(0.24)
Net gain on sale of vessels and loan loss recoveries (4)	(2,839)	(0.04)	(32,954)	(0.46)
Asset impairments (5)	—	—	4,759	0.07
Dilution gain on share issuance by TIL (6)	—	—	(4,108)	(0.06)
Loss on bond repurchases	6,839	0.09	7,699	0.11
Impact of lease termination (7)	12,978	0.18	12,978	0.18
Pre-operational costs (8)	2,609	0.04	15,641	0.22
Non-recurring adjustment to deferred taxes	4,200	0.06	4,200	0.06
Other (9)	7,547	0.10	6,402	0.09
Non-controlling interests’ share of items above (10)	(54,517)	(0.75)	(40,367)	(0.57)

Total adjustments	44,326	0.61	56,230	0.78

Adjusted net income attributable to stockholders of Teekay	30,670	0.42	1,473	0.02

(1)	Fully diluted per share amounts.
(2)

Reflects the unrealized losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures.

(3)

Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)

Includes the gain on sale of a shuttle tanker to Teekay Offshore’s 50/50 joint venture with Odebrecht, the Company’s share of the gain on sale of vessels in the Exmar LPG BVBA joint venture, a net gain on the sale of an office building, a net gain on the sale of six vessels to TIL, and the recovery of FPSO FEED study costs previously provided for.

(5)	Relates to the impairment of a shuttle tanker.
(6)	Relates to the unrealized gain on the TIL stock purchase warrants issued to the Company and Teekay Tankers in connection with TIL’s formation and initial funding.
(7)	Relates to the capital lease termination for the RasGas II LNG Carriers in December 2014.
(8)	Relates to pre-operational costs and realized losses on interest rate swaps for the Knarr FPSO unit.
(9)

Other primarily relates to a net restructuring charge, a permanent impairment charge on marketable securities, Norwegian pension termination costs and the write-off of mobilization costs relating to the HiLoad DP unit.

(10)

Items affecting net income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income (loss) attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income (loss) attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended December 31, 2013		Year Ended December 31, 2013
	(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)
Net (loss) income – GAAP basis	(7,112)		35,480
Adjust for: Net income attributable to non-controlling interests	(63,753)		(150,218)

Net loss attributable to stockholders of Teekay	(70,865)	(1.00)	(114,738)	(1.63)
Add (subtract) specific items affecting net loss:
Unrealized gains from derivative instruments (2)	(41,143)	(0.58)	(205,089)	(2.91)
Foreign exchange loss (3)	4,496	0.06	16,581	0.24
Restructuring charges (4)	2,617	0.04	6,921	0.10
Asset impairments and loan loss provisions (5)	85,300	1.20	168,353	2.39
Non-recurring adjustments to tax accruals	4,859	0.07	4,859	0.07
Realized loss on termination of interest rate swap	—	—	31,798	0.45
Other (6)	2,001	0.03	10,236	0.15
Non-controlling interests’ share of items above (7)	13,870	0.20	1,193	0.02

Total adjustments	72,000	1.02	34,852	0.51

Adjusted net income (loss) attributable to stockholders of Teekay	1,135	0.02	(79,886)	(1.12)

(1)	Fully diluted per share amounts.
(2)

Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)

Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Restructuring charges primarily relate to the reorganization of the Company’s marine operations, and termination of crew upon sale of two conventional tankers in Teekay LNG.
(5)

Relates to impairment of four conventional tankers to be sold to TIL, and six shuttle tankers, of which Teekay Offshore owns two shuttle tankers through a 50 percent-owned subsidiary and two shuttle tankers through a 67 percent-owned subsidiary. The asset impairments and provisions also include a loss provision for an FPSO FEED receivable, partially offset by the reversal of previously recorded loss provision relating to investments in term loans and a loan to a joint venture partner.

(6)

Other primarily relates to recognition of unrealized loss on marketable securities, pension fund closure, pre-operational costs for an FPSO unit nearing completion, realized (gain) loss on foreign exchange forward contracts relating to certain capital acquisition expenditures, gain on sale of equipment, gain (loss) on sale of three conventional tankers and a loan loss provision in Sevan Marine ASA.

(7)

Items affecting net (loss) income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity-accounted for investments. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT DECEMBER 31, 2014

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments (1)	Total
ASSETS
Cash and cash equivalents	252,138	159,639	162,797	232,330	—	806,904
Other current assets	143,727	15,240	84,667	230,238	—	473,872
Restricted cash	46,760	45,997	—	26,594	—	119,351
Vessels and equipment	2,966,104	1,751,583	828,291	853,769	—	6,399,747
Advances on newbuilding contracts and conversion costs	217,361	237,647	—	1,251,492	—	1,706,500
Derivative assets	4,660	441	4,657	4,657	—	14,415
Investment in equity accounted investees	54,955	709,964	65,517	70,219	(27,234)	873,421
Investment in direct financing leases	22,458	682,495	—	—	—	704,953
Other assets	57,321	226,193	13,279	205,019	—	501,812
Advances to (from) affiliates	44,225	11,942	6,151	(62,318)	—	—
Equity investment in subsidiaries	—	—	—	489,742	(489,742)	—
Intangibles and goodwill	135,555	123,277	—	4,405	—	263,237

TOTAL ASSETS	3,945,264	3,964,418	1,165,359	3,306,147	(516,976)	11,864,212

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	108,746	56,245	20,101	294,957	—	480,049
Advances from (to) affiliates	108,941	43,205	10,395	(162,541)	—	—
Current portion of long-term debt	258,014	161,657	41,959	196,926	—	658,556
Long-term debt	2,178,009	1,826,017	614,104	1,523,362	—	6,141,492
Derivative liabilities	343,072	183,855	18,225	80,987	—	626,139
In process revenue contracts	88,549	37,396	—	47,467	—	173,412
Other long-term liabilities	44,238	108,672	4,852	225,327	—	383,089
Redeemable non-controlling interest	12,842	—	—	—	—	12,842
Equity:
Non-controlling interests (2)	47,850	9,619	—	1,334	2,231,502	2,290,305
Equity attributable to stockholders/unitholders of publicly-listed entities	755,003	1,537,752	455,723	1,098,328	(2,748,478)	1,098,328

TOTAL LIABILITIES AND EQUITY	3,945,264	3,964,418	1,165,359	3,306,147	(516,976)	11,864,212

NET DEBT (3)	2,137,125	1,782,038	493,266	1,461,364	—	5,873,793

(1)

Consolidation Adjustments column includes adjustments which eliminates transactions between subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and Teekay Parent and Teekay Tanker’s investment in Tanker Operations.

(2)

Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the respective joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.

(3)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF (LOSS) INCOME FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments (1)	Total

Revenues	260,461	99,339	75,931	137,651	(28,393)	544,989

Voyage expenses	(24,208)	(373)	(2,061)	(57)	1,486	(25,213)
Vessel operating expenses	(84,294)	(23,694)	(23,708)	(68,637)	—	(200,333)
Time-charter hire expense	(7,618)	—	(13,687)	(31,569)	28,559	(24,315)
Depreciation and amortization	(51,832)	(23,178)	(12,774)	(21,454)	—	(109,238)
General and administrative	(20,575)	(5,619)	(2,714)	(5,081)	(520)	(34,509)
Gain (loss) on sale of vessels and equipment	3,121	—	—	(282)	—	2,839
Restructuring charges	—	242	—	(6,916)	(92)	(6,766)

Income (loss) from vessel operations	75,055	46,717	20,987	3,655	1,040	147,454

Interest expense	(24,982)	(15,768)	(2,078)	(14,506)	—	(57,334)
Interest income	207	302	40	916	—	1,465
Realized and unrealized (losses) gains on derivative instruments	(59,495)	(23,114)	(189)	(20,506)	—	(103,304)
Income tax recovery (expense)	734	(6,427)	364	4,253	5	(1,071)
Equity income (loss)	1,764	23,471	1,007	(100)	(725)	25,417
Equity in earnings of subsidiaries (2)	—	—	—	17,649	(17,649)	—
Foreign exchange (loss) gain	(11,590)	5,769	242	2,691	(238)	(3,126)
Other – net	597	200	(114)	(7,668)	(13)	(6,998)

Net (loss) income	(17,710)	31,150	20,259	(13,616)	(17,580)	2,503
Less: Net (income) loss attributable to non-controlling interests (3)	(5,547)	1,806	—	(40)	(12,378)	(16,159)

Net (loss) income attributable to stockholders/unitholders of publicly-listed entities	(23,257)	32,956	20,259	(13,656)	(29,958)	(13,656)

CFVO - Consolidated (4)(5)	120,338	74,049	33,761	17,951	1,040	247,139
CFVO - Equity Investments (6)	5,133	50,947	3,198	2,851	(1,040)	61,089
CFVO - Total	125,471	124,996	36,959	20,802	—	308,228

(1)

Consolidation Adjustments column includes adjustments which eliminates transactions between subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and Teekay Parent and results from Tanker Operations.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)

Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

(4)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains or losses on the sale of vessels, and adjustments for direct financing leases to a cash basis, but includes realized gains and losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to assess the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(5)

In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended December 31, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $45.3 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(6)

CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2014

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments (1)	Total

Revenues	1,019,539	402,928	235,593	450,774	(114,914)	1,993,920

Voyage expenses	(112,540)	(3,321)	(9,984)	(8,607)	6,605	(127,847)
Vessel operating expenses	(352,209)	(95,808)	(93,022)	(268,280)	—	(809,319)
Time-charter hire expense	(31,090)	—	(22,160)	(127,431)	113,462	(67,219)
Depreciation and amortization	(198,553)	(94,127)	(50,152)	(80,072)	—	(422,904)
General and administrative	(67,516)	(23,860)	(11,959)	(35,091)	(2,491)	(140,917)
Asset impairments	(4,759)	—	—	—	—	(4,759)
Loan loss recoveries	—	—	—	2,521	—	2,521
Gain (loss) on sale of vessels and equipment	3,121	—	9,955	433	—	13,509
Restructuring recovery (charge)	225	(1,989)	—	(7,970)	(92)	(9,826)

Income (loss) from vessel operations	256,218	183,823	58,271	(73,723)	2,570	427,159

Interest expense	(88,381)	(60,414)	(8,741)	(51,025)	32	(208,529)
Interest income	719	3,052	287	2,769	—	6,827
Realized and unrealized losses on derivative instruments	(143,703)	(44,682)	(1,712)	(41,578)	—	(231,675)
Income tax (expense) recovery	(2,179)	(7,567)	154	(419)	(162)	(10,173)
Equity income (loss)	10,341	115,478	5,228	(851)	(2,082)	128,114
Equity in earnings of subsidiaries (2)	—	—	—	115,441	(115,441)	—
Foreign exchange (loss) gain	(16,140)	28,401	138	1,375	(343)	13,431
Other – net	781	836	3,517	(6,634)	348	(1,152)

Net income (loss)	17,656	218,927	57,142	(54,645)	(115,078)	124,002
Less: Net income attributable to non-controlling interests (3)	(10,503)	(13,489)	—	(112)	(154,655)	(178,759)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	7,153	205,438	57,142	(54,757)	(269,733)	(54,757)

CFVO - Consolidated (4)(5)	445,891	288,588	98,468	(24,815)	2,570	810,702
CFVO - Equity Investments (6)	25,721	201,810	8,594	4,946	(2,570)	238,500
CFVO - Total	471,612	490,398	107,062	(19,869)	—	1,049,202

(1)

Consolidation Adjustments column includes adjustments which eliminates transactions between subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and Teekay Parent and results from Tanker Operations.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)

Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income loss of Teekay’s publicly-traded subsidiaries.

(4)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains or losses on the sale of vessels, and adjustments for direct financing leases to a cash basis, but includes realized gains and losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to assess the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

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(5)

In addition to Teekay Parent’s CFVO, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the year ended December 31, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $176.0 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(6)

CFVO – Equity investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income (loss) from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned	In-Chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers(1)	FPSOs	Other (2)	G&A	Total

Revenues	2,405	24,303	89,394	21,549	—	137,651

Voyage expenses	206	(561)	(9)	307	—	(57)
Vessel operating expenses	(916)	(8,079)	(51,789)	(7,853)	—	(68,637)
Time-charter hire expense	—	(13,080)	(7,279)	(11,210)	—	(31,569)
Depreciation and amortization	(713)	—	(20,854)	113	—	(21,454)
General and administrative	(146)	(785)	(4,800)	2,317	(3,767)	(7,181)
Success fee from daughter	—	—	—	2,100	—	2,100
Loss on sale of vessels and equipment (3)	—	—	(282)	—	—	(282)
Restructuring charges	—	(6,865)	—	(51)	—	(6,916)

Income (loss) from vessel operations	836	(5,067)	4,381	7,272	(3,767)	3,655

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	836	(5,067)	4,381	7,272	(3,767)	3,655
Depreciation and amortization	713	—	20,854	(113)	—	21,454
Loss on sale of vessels and equipment (3)	—	—	282	—	—	282
Amortization of in-process revenue contracts and other	—	—	(5,943)	—	—	(5,943)
Realized losses from the settlements of non-designated derivative instruments	—	—	(1,497)	—	—	(1,497)

CFVO - Consolidated(4)(5)	1,549	(5,067)	18,077	7,159	(3,767)	17,951
CFVO - Equity(6)	2,353	—	298	200	—	2,851

CFVO - Total	3,902	(5,067)	18,375	7,359	(3,767)	20,802

(1)	Includes fully reimbursed restructuring costs related to a conventional tanker managed by the Company.
(2)

Includes results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore, fees earned from managing TIL vessel transactions of $0.5 million included in revenues and a one-time $2.1 million business development fee received from Teekay Offshore upon the acquisition of the Petrojarl I FPSO unit in December 2014.

(3)	Teekay Parent recognized an adjustment to a gain on sale of an office building.
(4)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains or losses on the sale of vessels, and adjustments for direct financing leases to a cash basis, but includes realized gains and losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to assess the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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(5)

In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended December 31, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $45.3 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(6)

CFVO – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2014

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income (loss) from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned	In-Chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers(1)	FPSOs	Other (2)	G&A	Total

Revenues	18,901	75,475	259,945	96,453	—	450,774

Voyage expenses	(5,597)	(3,258)	(15)	263	—	(8,607)
Vessel operating expenses	(5,025)	(24,608)	(212,159)	(26,488)	—	(268,280)
Time-charter hire expense	—	(54,720)	(29,623)	(43,088)	—	(127,431)
Depreciation and amortization	(2,216)	—	(78,630)	774	—	(80,072)
General and administrative	(823)	(3,169)	(21,778)	3,834	(16,855)	(38,791)
Success fee from daughter	—	—	—	3,700	—	3,700
Loan loss recoveries(3)	—	—	2,521	—	—	2,521
(Loss) gain on sale of vessels and equipment(3)	(502)	—	935	—	—	433
Restructuring charges	—	(6,865)	—	(1,105)	—	(7,970)

Income (loss) from vessel operations	4,738	(17,145)	(78,804)	34,343	(16,855)	(73,723)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	4,738	(17,145)	(78,804)	34,343	(16,855)	(73,723)
Depreciation and amortization	2,216	—	78,630	(774)	—	80,072
Loan loss recoveries(3)	—	—	(2,521)	—	—	(2,521)
Loss (gain) on sale of vessels and equipment (3)	502	—	(935)	—	—	(433)
Amortization of in-process revenue contracts and other	—	—	(25,683)	—	—	(25,683)
Realized losses from the settlements of non-designated derivative instruments	(285)	—	(2,242)	—	—	(2,527)

CFVO - Consolidated(4)(5)	7,171	(17,145)	(31,555)	33,569	(16,855)	(24,815)
CFVO - Equity(6)	5,635	—	(628)	(61)	—	4,946

CFVO - Total	12,806	(17,145)	(32,183)	33,508	(16,855)	(19,869)

(1)	Includes fully reimbursed restructuring costs related to a conventional tanker managed by the Company.
(2)

Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore, interest income received from an investment in term loan, fees earned from managing TIL vessel transactions of $4.5 million included in revenues, and $3.7 million in business development fees received from Teekay Offshore upon the acquisition of ALP Maritime Services B.V. in March 2014 and Petrojarl I FPSO unit in December 2014.

(3)

Teekay Parent recognized a loss relating to the sale of four conventional tankers to TIL, a recovery of a receivable for an FPSO FEED study which had previously been provided for, and a gain on sale of an office building.

(4)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, but includes

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realized gains and losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to assess the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(5)

In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the year ended December 31, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $176.0 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(6)

CFVO – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended December 31, 2014, September 30, 2014, June 30, 2014, March 31, 2014, and December 31, 2013. The Company defines free cash flow, a non-GAAP financial measure, as the sum of (a) cash flow from vessel operations attributed to its directly-owned and in-chartered assets, net of interest expense and drydock expenditures in the respective period (collectively, OPCO) plus (b) distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of Teekay Parent corporate general and administrative expenditures in the respective period (collectively, GPCO).

	Three Months Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Teekay Parent OPCO Cash Flow
Teekay Parent cash flow from vessel operations (1)
Owned Conventional Tankers	1,549	277	855	4,490	232
In-Chartered Conventional Tankers	(5,067)	(4,441)	(4,818)	(2,819)	(9,292)
FPSOs	18,077	(10,027)	(25,700)	(13,906)	(4,932)
Other (2)	7,679	5,021	9,748	12,408	3,355

Total (3)	22,238	(9,170)	(19,915)	173	(10,637)
Less:
Net interest expense (4)	(15,056)	(13,000)	(15,015)	(16,151)	(12,039)
Dry docking expenditures	(3,652)	(2,673)	(378)	(549)	(2,056)

Teekay Parent OPCO Cash Flow	3,530	(24,843)	(35,308)	(16,527)	(24,732)

Teekay Parent GPCO Cash Flow Daughter company distributions to Teekay Parent (5)
Limited Partner interest (6)
Teekay LNG Partners	17,646	17,439	17,439	17,439	17,439
Teekay Offshore Partners	12,819	12,819	12,819	12,819	12,819
General partner interest
Teekay LNG Partners	8,650	7,883	7,883	7,568	7,566
Teekay Offshore Partners	5,262	4,880	4,880	4,868	4,867
Other Dividends
Teekay Tankers (6)(7)	881	756	629	629	629

Total Daughter Distributions	45,258	43,777	43,650	43,323	43,320

Less: Corporate general and administrative expenses	(3,767)	(4,068)	(3,362)	(5,658)	(6,314)

Total Parent GPCO Cash Flow	41,491	39,709	40,288	37,665	37,006

TOTAL TEEKAY PARENT FREE CASH FLOW	45,021	14,866	4,980	21,137	12,274

Total Teekay Parent Free Cash Flow per share	0.62	0.21	0.07	0.30	0.17

Weighted-average number of common shares - Basic	72,498,974	72,393,072	72,036,526	71,328,577	70,781,695

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(1)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write downs, gains or losses on the sale of vessels, and adjustments for direct financing leases to a cash basis, but includes realized gains and losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO is a non-GAAP financial measure used by certain investors to assess the financial performance of shipping companies. For further details on CFVO for the three months ended December 31, 2014, including a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to Appendix C to this release; for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure for the three months ended September 30, 2014, June 30, 2014, March 31, 2014, and December 31, 2013, please refer to Appendix E to this release.

(2)	Includes $0.5 million for the three month period ended December 31, 2014 and $0.8 million for the three month period ended September 30, 2014 relating to 50 percent of the CFVO from Tanker Operations.
(3)	Excludes corporate general and administrative expenses relating to GPCO.
(4)

The three month periods ended December 31, 2014 and September 30, 2014 exclude a realized loss on an interest rate swap related to the debt facility secured by the Knarr FPSO unit of $5.3 million and $4.1 million, respectively. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(5)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(6)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly traded subsidiary and period as follows:

	Three Months Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013

Teekay LNG Partners
Distribution per common unit	$0.7000	$0.6918	$0.6918	$0.6918	$0.6918
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,645,792	$17,439,084	$17,439,084	$17,439,084	$17,439,084
Teekay Offshore Partners
Distribution per common unit	$0.5384	$0.5384	$0.5384	$0.5384	$0.5384
Common units owned by Teekay Parent	23,809,468	23,809,468	23,809,468	23,809,468	23,809,468

Total distribution	$12,819,018	$12,819,018	$12,819,018	$12,819,018	$12,819,018
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.03	$0.03	$0.03
Shares owned by Teekay Parent (7)	29,364,141	25,197,475	20,976,530	20,976,530	20,976,530

Total dividend	$880,924	$755,924	$629,296	$629,296	$629,296

(7)	Includes Class A and Class B shareholdings.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS - CONSOLIDATED

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of consolidated CFVO for the three months ended December 31, 2014 and December 31, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign exchange forward contracts and a derivative charter contract. CFVO is included because certain investors use this data to assess a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended December 31, 2014
	(unaudited)
	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Income (loss) from vessel operations	75,055	46,717	20,987	3,655	1,040	147,454
Depreciation and amortization	51,832	23,178	12,774	21,454	—	109,238
Amortization of in process revenue contracts and other	(3,212)	(406)	—	(5,943)	—	(9,561)
Realized losses from the settlements of non-designated derivative instruments	(1,331)	—	—	(1,497)	—	(2,828)
(Gain) loss on sale of vessels and equipment	(3,121)	—	—	282	—	(2,839)
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	1,115	4,560	—	—	—	5,675

Cash flow from vessel operations - Consolidated	120,338	74,049	33,761	17,951	1,040	247,139

	Three Months Ended December 31, 2013
	(unaudited)
	Teekay Offshore(1)	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Income (loss) from vessel operations	43,800	51,260	17,171	(111,733)	—	498
Depreciation and amortization	52,311	24,145	12,113	21,140	—	109,709
Amortization of in process revenue contracts and other	(3,212)	(1,341)	—	(10,691)	—	(15,244)
Realized losses from the settlements of non designated derivative instruments	(253)	—	—	(441)	—	(694)
Asset impairments and provisions (recoveries)	19,280	(3,804)	(14,910)	84,734	—	85,300
Gain on sale of vessels and equipment	—	—	—	40	—	40
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	913	3,950	—	—	—	4,863

Cash flow from vessel operations - Consolidated	112,839	74,210	14,374	(16,951)	—	184,472

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS – EQUITY ACCOUNTED VESSELS

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of cash flow from vessel operations for equity accounted vessels for the three months ended December 31, 2014 and December 31, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign exchange forward contracts and a derivative charter contract. CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. CFVO is included because certain investors use this data to assess a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended December 31, 2014		Three Months Ended December 31, 2013
	(unaudited)		(unaudited)
	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(2)

Revenues	277,894	120,796	234,131	109,092
Vessel and other operating expenses	(138,084)	(59,493)	(98,434)	(45,949)
Depreciation and amortization	(33,638)	(14,815)	(34,437)	(17,343)

Income from vessel operations of equity accounted vessels	106,172	46,488	101,260	45,799

Interest expense	(25,280)	(10,806)	(22,832)	(10,754)
Realized and unrealized (loss) gain on derivative instruments	(21,195)	(7,497)	1,408	298
Other income - net	(7,543)	(3,112)	(1,053)	(247)

Net income of equity accounted vessels	52,154	25,073	78,782	35,098

Pro forma equity loss from Teekay Operations	—	344	—	—

Equity income of equity accounted vessels	52,154	25,417	78,782	35,098

Income from vessel operations of equity accounted vessels	106,172	46,488	101,260	45,799
Depreciation and amortization	33,638	14,815	34,437	17,343
Cash flow from time-charter contracts net of revenue accounted for as direct finance lease	7,937	2,884	7,471	2,711
Amortization of in-process revenue contracts and other	(4,047)	(2,058)	(5,606)	(2,838)

Cash flow from vessel operations of equity accounted vessels(3)	143,700	62,129	137,562	63,017

Pro forma CFVO from Teekay Operations	—	(1,040)	—	—

Cash flow from vessel operations of equity accounted vessels(3)	143,700	61,089	137,562	63,017

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 13 percent to 52 percent.
(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 33 percent to 52 percent.
(3)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP MEASURES

CASH FLOW FROM VESSEL OPERATIONS – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent cash flow from vessel operations for the three months ended September 30, 2014, June 30, 2014, March 31, 2014, and December 31, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign exchange forward contracts and a derivative charter contract. CFVO is included because certain investors use this data to assess a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended September 30, 2014
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent (loss) income from vessel operations	(447)	(4,441)	(23,208)	12,083	(4,068)	(20,081)
Depreciation and amortization	713	—	21,145	(542)	—	21,316
Gain on sale of vessels and equipment	—	—	(1,217)	(7,285)	—	(8,802)
Amortization of in process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized gains (losses) from the settlements of non-designated foreign derivative instruments	11	—	(167)	—	—	(156)

Cash flow from vessel operations - Teekay Parent	277	(4,441)	(10,027)	4,256	(4,068)	(14,003)

	Three Months Ended June 30, 2014
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent (loss) income from vessel operations	(161)	(4,818)	(34,843)	9,810	(3,362)	(33,374)
Depreciation and amortization	710	—	18,296	(62)	—	18,944
Loan loss recoveries	—	—	(2,521)	—	—	(2,521)
Loss on sale of vessels and equipment	340	—	—	—	—	340
Amortization of in process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized losses from the settlements of non-designated foreign derivative instruments	(34)	—	(52)	—	—	(86)

Cash flow from vessel operations - Teekay Parent	855	(4,818)	(25,700)	9,748	(3,362)	(23,277)

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	Three Months Ended March 31, 2014
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent income (loss) from vessel operations	4,510	(2,819)	(25,135)	12,465	(5,658)	(16,638)
Depreciation and amortization	80	—	18,335	(57)	—	18,358
Loss on sale of vessels and equipment	162	—	—	—	—	162
Amortization of in process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized losses from the settlements of non-designated foreign derivative instruments	(262)	—	(526)	—	—	(788)

Cash flow from vessel operations - Teekay Parent	4,490	(2,819)	(13,906)	12,408	(5,658)	(5,486)

	Three Months Ended December 31, 2013
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent (loss) income from vessel operations	(93,160)	(9,292)	(15,452)	12,485	(6,314)	(111,733)
Depreciation and amortization	2,602	—	18,995	(457)	—	21,140
Asset impairments and provisions (recoveries)	90,813	—	2,634	(8,713)	—	84,734
Loss on sale of vessel	—	—	—	40	—	40
Amortization of in process revenue contracts and other	—	—	(10,691)	—	—	(10,691)
Realized losses from the settlements of non-designated foreign exchange forward contracts	(23)	—	(418)	—	—	(441)

Cash flow from vessel operations - Teekay Parent	232	(9,292)	(4,932)	3,355	(6,314)	(16,951)

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET REVENUES

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of net revenues for the three months and year ended December 31, 2014 and December 31, 2013. Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net revenues is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended December 31, 2014						Year Ended December 31, 2014
	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated	Teekay Corporation Consolidated

Revenues	260,461	99,339	75,931	137,651	(28,393)	544,989	1,993,920

Voyage expense	(24,208)	(373)	(2,061)	(57)	1,486	(25,213)	(127,847)

Net revenues	236,253	98,966	73,870	137,594	(26,907)	519,776	1,866,073

	Three Months Ended December 31, 2013						Year Ended December 31, 2013
	Teekay Offshore(1)	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated	Teekay Corporation Consolidated

Revenues	260,654	104,858	42,163	114,455	(28,584)	493,546	1,830,085

Voyage expense	(29,173)	(869)	(2,492)	(707)	1,514	(31,727)	(112,218)

Net revenues	231,481	103,989	39,671	113,748	(27,070)	461,819	1,717,867

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET INTEREST EXPENSE – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent net interest expense for the three months ended December 31, 2014, September 30, 2014, June 30, 2014, March 31, 2014, and December 31, 2013. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Net interest expense is not required by GAAP and should not be considered as an alternative to interest expense or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2014	2014	2014	2014	2013
Interest expense	(57,334)	(52,206)	(49,656)	(49,333)	(48,382)
Interest income	1,465	2,786	793	1,783	5,129

Net interest expense - consolidated	(55,869)	(49,420)	(48,863)	(47,550)	(43,253)
Less:
Non-Teekay Parent net interest expense	(42,279)	(37,944)	(38,088)	(35,135)	(35,130)

Interest expense net of interest income - Teekay Parent	(13,590)	(11,476)	(10,775)	(12,415)	(8,123)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(1,466)	(1,524)	(4,240)	(3,736)	(3,916)

Net interest expense - Teekay Parent	(15,056)	(13,000)	(15,015)	(16,151)	(12,039)

(1)

Realized losses on interest rate swaps exclude realized losses on the interest rate swap related to the debt facility secured by the Knarr FPSO unit of $5.3 million for the three months ended December 31, 2014 and $4.1 million for the three months ended September 30, 2014 and exclude a realized gain on the termination of a swap agreement of $1.0 million for the three months ended March 31, 2014.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities, market conditions and cash flows; the timing for implementation of the Company’s new dividend policy and expectations for future dividend increases by Teekay Parent and distribution increases by its daughter entities; the sale of the Petrojarl Knarr FPSO unit to Teekay Offshore and timing for the commencement of the unit’s charter contract; the dividend contributions of any future projects awarded to the Company’s daughter companies; the total cost and timing for the delivery of newbuilding and conversion projects and timing of commencement of associated time-charter contracts; and the timing, certainty and purchase price of pending and future vessel acquisitions. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSO and FPSO units; decreases in oil production by, or increased operating expenses for, FPSO units; fluctuations in global oil prices; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; the Company and its publicly-traded subsidiaries’ future capital expenditure requirements and the inability to secure financing for such requirements; the amount of future distributions by the Company’s daughter companies to the Company; failure by Teekay Offshore and Teekay LNG to complete its vessel acquisitions; the inability of the Company to complete vessel sale transactions to its publicly-traded subsidiaries or to third parties, including obtaining Board of Directors and Conflicts Committee approvals; failure of the respective Board of Directors of the general partners of Teekay Offshore and Teekay LNG to approve future distribution increases; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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